UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Service Agreement

On January 8, 2025, Golden Heaven Group Holdings Ltd. (the “Company”), through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang Amusement Park Co., Ltd. (the “Fuzhou Yibang”). Pursuant to the Service Agreement, Nanping Golden Heaven will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Nanping Golden Heaven will offer three years of maintenance services to Nanping Golden Heaven, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB 15 million (approximately US$2.1 million) to Nanping Golden Heaven.

Attached as Exhibit 99.1 is a press release of the Company, dated January 8, 2025, entitled, “Golden Heaven Group Holdings Ltd. Enters into RMB15 Million Agreement for Management Solutions.”

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure investors that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourage investors to review other factors that may affect the Company’s future results in its registration statement and other filings with the United States Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release “Golden Heaven Group Holdings Ltd. Enters into RMB15 Million Agreement for Management Solutions”, dated January 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: January 10, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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